EXHIBIT 3(i).3

CERTIFICATE OF DESIGNATION

OF
COCONNECT, INC.

A Nevada Corporation

__________________________________________________________________________________

COCONNECT, INC., a Nevada corporation (the “Corporation”) organized and existing under and by virtue of the provisions of the Nevada Revised Statutes of the State of Nevada (the “NRS”) does hereby certify:

WHEREAS, pursuant to the Corporation’s Articles of Incorporation (as amended), the Corporation’s Board of Directors (the “Board”) is authorized to issue, by resolution and without any action by the Corporation’s shareholders, up to One Million (1,000,000) shares of preferred stock, par value $0.001 (the “Preferred Stock”), in one or more series, and the Board may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and all other preferences and rights of any series of Preferred Stock, including rights that could adversely affect the voting power of the holders of the Corporation’s common stock;

WHEREAS, the Board believes it to be in the best interest of the Corporation and its shareholders to designate a new class of Series B Preferred Stock (as defined below);

RESOLVED, pursuant to the NRS, the Board hereby files this Certificate of Designation (the “Certificate”) and designates a new class of Preferred Stock as Series B Preferred Stock as follows:

A.

Series B Preferred Stock.  The Corporation is authorized to issue up to One Million (1,000,000) shares of Preferred Stock. One Hundred Thousand (100,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated “Series B Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

1.

Voting Rights.  The Series B Holder shall be entitled to notice of any stockholders’ meeting and to vote as a single class upon any matter submitted to the stockholders for a vote as follows: the Series B Holder shall have such number of votes as is determined by multiplying (a) the number of shares of Series B Preferred Stock held by such holder, and (b) 49,990. Such voting calculation is hereby authorized by the Corporation and the Corporation acknowledges such calculation may result in the total number of possible votes cast by the Series B Holders and all other classes of the Corporation’s stock in any given voting matter exceeding the total aggregate number of shares which this Corporation shall have authority to issue.

2.

Series B Protective Provisions.   In addition to any other rights provided by law, at any time any shares of Series B Preferred Stock are outstanding, as a legal party in interest, the Corporation, through action directly initiated by the Corporation’s Board of Directors or indirectly initiated by the Corporation’s Board of Directors through judicial action or process, including any action by common shareholders, shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, take any of the following actions without first obtaining the affirmative written consent of 100% of the Series B Holders:

a.

amend, alter or repeal any provision of the Articles of Incorporation, this Certificate or Bylaws of the Corporation;

b.

designate any new class of Preferred Stock, nor sell or issue in any way, shape or form, any additional shares of Preferred Stock other than the Series B Preferred Stock, including, but not limited to, any shares of Series A Preferred Stock which are, as of the date of this Certificate of Designation, authorized but no shares are issued or outstanding;

c.

issue any shares of Common Stock that would result in the Company’s number of shares of Common Stock issued and outstanding exceeding Thirty Six Million (36,000,000) shares; and

d.

initiate any action with a regulatory, governmental, administrative, judicial entity or individual in an attempt to abrogate or diminish in any way the rights, preferences and privileges of these Series B Preferred Stock.

3.

Re-issuance.  No share or shares of Series B Preferred Stock acquired by the Corporation by reason of conversion, redemption or otherwise shall be reissued as Series B Preferred Stock, and all such shares thereafter shall be returned to the Corporation’s treasury under the status of undesignated and un-issued shares of Preferred Stock of the Corporation.

4.

Notices. Unless otherwise specified in the Corporation’s Certificate of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it as its principal executive offices, and if to any Series B Holder, shall be delivered to it at its address as it appears on the stock books of the Corporation.

5.

Transfer Agent Notice.   The Corporation shall immediately, upon filing of this Certificate of Amendment, provide its transfer agent with copies of this Certificate of Amendment and notify its transfer agent of all rights, conditions, terms and requirements hereunder. In the event the Corporation changes transfer agents following the filing of this Certificate of Amendment, any new transfer agent shall immediately receive copies of these Articles and be notified of all rights, conditions, terms and requirements hereunder.

6.

Severability.  If any word, phrase, provision or clause of this Certificate is deemed to be invalid, illegal, or unenforceable, only specific content shall be deemed stricken from this Certificate and all remaining language, content, rights, restrictions and privileges of this Certificate shall remain in effect.  If any word, phrase, provision or clause of this Certificate is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

 IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation of CoConnect, Inc. on October 25, 2011.

COCONNECT, INC. /s/ Robert K. Bench
By: Robert K. Bench Its: President

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